UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 9, 2020

PROTEOSTASIS THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37695	20-8436652
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

80 Guest Street, Suite 500 Boston, MA		02135
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 225-0096

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	PTI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01. Other Events.

Supplemental Disclosures

As previously disclosed, on August 22, 2020, Proteostasis Therapeutics, Inc. (“PTI” or the “Company”), Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), Yumanity Holdings, LLC, a Delaware limited liability company (“Holdings”) and Pangolin Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of PTI (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization, as amended (the “Merger Agreement”). Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, including approval of the transaction by PTI’s stockholders and Yumanity’s stockholders and the consolidation of Yumanity and Holdings prior to the closing of the transaction, Merger Sub will be merged with and into Yumanity (the “Merger”), with Yumanity surviving the Merger as a wholly-owned subsidiary of PTI. On November 12, 2020, PTI filed a definitive proxy statement/prospectus/information statement (the “Definitive Proxy Statement”), as such may be supplemented from time to time, with the Securities and Exchange Commission (the “SEC”) with respect to the special meeting of PTI’s stockholders scheduled to be held on December 16, 2020 (the “PTI Special Meeting”).

Explanatory Note

Following the announcement of the proposed Merger and as of the filing of these Supplemental Disclosures, nine lawsuits were filed by purported stockholders of the Company challenging the proposed Merger. The first lawsuit, brought as a putative class action, is captioned Aniello v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-08578 (S.D.N.Y. filed Oct. 14, 2020). The remaining lawsuits, brought by the plaintiffs individually, are captioned Culver v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-08595 (S.D.N.Y. filed Oct. 15, 2020); Donolo v. Proteostasis Therapeutics, Inc. et al., No. 1:20-cv-01400 (D. Del. filed Oct. 16, 2020); Straube v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-08653 (S.D.N.Y. filed Oct. 16, 2020); Beck v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-08783 (S.D.N.Y. filed Oct. 21, 2020); Dreyer v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-05193 (E.D.N.Y. filed Oct. 28, 2020); Kopkin v. Proteostasis Therapeutics, Inc. et al., No. 1:20-cv-12103 (D. Mass. filed Nov. 23, 2020); Merritt v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-10275 (S.D.N.Y. filed Dec. 6, 2020); and Koh v. Proteostasis Therapeutics, Inc., et al., No. 1:20-cv-10296 (S.D.N.Y. filed Dec. 7, 2020). The complaints name the Company and the Company’s board of directors as defendants. The Aniello complaint names Yumanity as an additional defendant. The Donolo complaint names Yumanity and Merger Sub as additional defendants.

While the Company believes that the disclosures set forth in the Definitive Proxy Statement comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the Definitive Proxy Statement related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the complaints described above that any additional disclosure was or is required or material.

All page references used herein refer to pages in the Definitive Proxy Statement before any additions or deletions resulting from the Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement. Underlined and bolded text shows text being added to a referenced disclosure in the Definitive Proxy Statement. Except as specifically noted herein, the information set forth in the Definitive Proxy Statement remains unchanged.

Supplemental Disclosures to Definitive Proxy Statement

The disclosure under the heading “Risk Factors – Risks Related to the Merger” is hereby amended and supplemented by replacing the fourth full paragraph on page 40 of the Definitive Proxy Statement in its entirety with the following:

In its instructions to MTS in connection with MTS’s evaluation of its opinion regarding the fairness, from a financial point of view, of the Exchange Ratio, Proteostasis directed MTS to ascribe no value to Proteostasis’ ongoing operations (including with respect to the CF Assets), and to assume that the only material asset of Proteostasis was its cash and that Proteostasis does not currently, and does not intend in the future to, conduct any activity that may result in the generation of revenue. In particular, in connection therewith with respect to the CF Assets, Proteostasis advised MTS that the changing competitive landscape for cystic fibrosis-related treatments had increased the complexity and costs associated with continuing Proteostasis’ ongoing operations as a standalone entity, and that financing such ongoing operations through a variety of potential transaction structures would be challenging in the current environment. Nevertheless, the Proteostasis board negotiated for the CVR Agreement in case any value for the CF Assets could be obtained through any CF Asset Monetization, as doing so may provide any unexpected value to the Proteostasis stockholders. As discussions for the disposition of the CF Assets remain ongoing, and no agreement for the sale of the CF Assets has been reached currently, there can be no guarantee that any such arrangement will be reached, either prior to consummation of the Merger or after, or even if at all. The CF Assets also may or may not be commercially viable and Proteostasis may not find a purchaser for the CF Assets prior to the consummation of the Merger. The relative valuations of the parties used in arriving at the Exchange Ratio do not attribute any additional incremental value to Proteostasis for the CF Assets as such assets were intended to be disposed of prior to the Merger, or covered by the CVR Agreement post-Merger. If there is no disposition of the CF Assets prior to consummation of the Merger or during the time periods specified in the CVR Agreement, Proteostasis stockholders may not receive any separate consideration for the CF Assets.

The disclosure under the heading “The Merger – Background of the Merger” is hereby amended and supplemented by replacing the second full paragraph on page 108 of the Definitive Proxy Statement in its entirety with the following:

On November 4, 2019, the Proteostasis board of directors voted to establish a Transaction Committee, consisting of directors Franklin Berger, Kim Drapkin, Jeffery Kelly and Meenu Chhabra, based on their experience with strategic transactions, existing roles with the Company, and willingness to serve on the Transaction Committee. The purpose of the Transaction Committee was to provide additional board oversight and assistance in completing a review of Proteostasis’ strategic options.

The disclosure under the heading “The Merger – Background of the Merger” is hereby amended and supplemented by replacing the fourth full paragraph on page 111 of the Definitive Proxy Statement in its entirety with the following:

Between April 21, 2020 and May 5, 2020, a total of 16 companies, including Yumanity, made non-confidential presentations to Proteostasis’ management and advisors. The 16 companies, including Yumanity, were invited to submit preliminary non-binding proposals and 13 of those companies, including Yumanity, submitted bids. Yumanity’s May 5, 2020, bid contemplated that the board of the combined entity would be proportional to and based on the final ownership of the combined entity. From May 13 to May 21, 2020, Proteostasis entered into confidential agreements without standstill provisions with seven companies, including Yumanity, that made confidential presentations to the Proteostasis board of directors, management and advisors.

The disclosure under the heading “The Merger – Background of the Merger” is hereby amended and supplemented by replacing the fifth paragraph on page 112 of the Definitive Proxy Statement in its entirety with the following:

On June 19, 2020, Yumanity submitted a revised indication of interest and its comments to the bid draft merger agreement, which included a proposed valuation of $146 million for Yumanity and $69 million for Proteostasis, representing an equity split of 68%/32% between the parties for the combined organization, assuming that Proteostasis had $35 million in net cash as of the closing of the merger. Such draft also included as a closing condition the requirement that Proteostasis have net cash as of the closing of at least $35 million. Finally, the draft also included comments to other sections of the merger agreement including representations and warranties, covenants, closing conditions, non-solicitation and termination rights. The revised indication of interest contemplated that two Proteostasis directors would serve on the board of the combined entity in addition to the other terms mentioned above.

The disclosure under the heading “The Merger – Proteostasis Reasons for the Merger” is hereby amended and supplemented by inserting the following disclosure as a new bullet point immediately following the fourth bullet point on page 118 of the Definitive Proxy Statement:

•

Proteostasis’ inability to successfully develop and commercialize the CF Assets given its current resources and changes in the competitive landscape, and thus the risk that the CF assets may not be commercially viable if Proteostasis remains a standalone company or is unable to reach an agreement to license or sell the CF Assets;

The disclosure under the heading “The Merger – Opinion of Proteostasis’ Financial Advisor” is hereby amended and supplemented by replacing the first full paragraph on page 123 of the Definitive Proxy Statement in its entirety with the following:

In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS and upon the assurances of the management of Proteostasis and Yumanity, respectively, that they are not aware of any material relevant developments or matters related to Proteostasis or Yumanity or that may affect the merger or the other transactions contemplated by the merger agreement or the contingent value rights agreement that were omitted or that remained undisclosed to MTS. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS understood that Proteostasis had obtained such advice as it deemed necessary from experts, and MTS relied, with the consent of the Proteostasis board of directors, on any assessments made by such experts to Proteostasis with respect to such matters. For purposes of the immediately preceding sentence, the experts referred to in the MTS Opinion were intended by MTS and Proteostasis to be professional advisors to Proteostasis generally, without considering any particular meaning to the term “expert,” including any meaning of such term under the Securities Act, or identifying specifically any particular assessment made by any such professional advisor for such purposes. Without limiting the foregoing, MTS did not consider any tax effects of the merger or the other transactions contemplated by the merger agreement or the contingent value rights agreement or the transaction structure on any person or entity. MTS did not conduct any independent verification of the Projections and expressed no view as to the Projections or the assumptions on which they were based. Without limiting the generality of the foregoing, with respect to the Projections, MTS assumed, with the consent of the Proteostasis board of directors, and based upon discussions with the management of Proteostasis, that they were reasonably prepared in good faith and that the Proteostasis Projections and the Adjusted Yumanity Projections reflected the best then-currently available estimates and judgments of the management of Proteostasis as to the future results of operations and financial performance of, and impact of the effects of the coronavirus pandemic (COVID-19) and related events on, Proteostasis and Yumanity. In addition, at the direction of the Proteostasis board of directions, MTS reviewed but did not rely upon the Proteostasis Projections, which projections assumed the conduct of revenue-generating activities in the future, because, as noted in “The Merger – Opinion of Proteostasis’ Financial Advisor – Liquidation Analysis” below, MTS assumed that the only material asset of Proteostasis was its cash and that Proteostasis does not currently, and does not intend in the future to, conduct any activity that may result in the generation of revenue.

The disclosure under the heading “The Merger – Opinion of Proteostasis’ Financial Advisor – Yumanity Valuation Analysis – Liquidation Analysis” is hereby amended by replacing the fourth full paragraph on page 126 of the Definitive Proxy Statement in their entirety with the following:

As noted above, at the direction of Proteostasis, MTS assumed that the only material asset of Proteostasis was its cash and that Proteostasis does not currently, and does not intend in the future to, conduct any activity that may result in the generation of revenue. In connection therewith, MTS was advised by Proteostasis that the changing competitive landscape for cystic fibrosis-related treatments had increased the complexity and costs associated with continuing Proteostasis’ ongoing operations as a standalone entity, and that financing such ongoing operations through a variety of potential transaction structures would nonetheless be challenging in the current environment. Accordingly, Proteostasis instructed MTS to ascribe no value to Proteostasis’ ongoing operations. Correspondingly, MTS reviewed the Proteostasis Projections, which assumed the availability of financing to support Proteostasis’ ongoing operations, but did not rely upon such Proteostasis Projections and instead relied upon a liquidation analysis for purposes of valuing Proteostasis.

The disclosure under the heading “The Merger – Opinion of Proteostasis’ Financial Advisor – Yumanity Valuation Analysis – Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the last paragraph on page 127 and continuing onto the first full paragraph on page 128 of the Definitive Proxy Statement in their entirety with the following:

MTS calculated the present value of the cash flows to be generated by Yumanity based upon the performance of its lead asset, a small molecule with potential application in the treatment of Parkinson’s disease, during the period beginning on October 31, 2020 and ending on December 31, 2039 based on the Adjusted Yumanity Projections and, at the direction of Proteostasis, assuming that the net present value of the cash flows payable to Yumanity in connection with Yumanity’s collaboration and licensing agreement with Merck is equal to $31,000,000. At the direction of Proteostasis, MTS conducted certain sensitivity analyses in connection with this discounted cash flow analysis using ranges of: (i) regulatory probabilities of success during Phase I with respect to Yumanity’s lead asset of 30% to 70%, as provided by Proteostasis’ management; (ii) regulatory probabilities of success during Phase II with respect to Yumanity’s lead asset of 20% to 60%, as provided by Proteostasis’ management; and (iii) an addressable market for Yumanity’s lead asset equal to 9% to 17%, as provided by Proteostasis’ management; as discounted back to October 31, 2020 based upon a weighted average cost of capital of 12% to 16%, reflecting estimates of Yumanity’s weighted average cost of capital, based upon MTS’s analysis of the cost of capital for Yumanity’s publicly traded comparable companies and MTS’s business and industry knowledge. For each such sensitivity analysis, MTS also calculated the present value of cash flows to be generated by Yumanity using the midpoint of the ranges set forth in the immediately preceding sentence. At the direction of Proteostasis, MTS did not conduct any sensitivity analysis in connection with its discounted cash flow analysis for regulatory probabilities of success during or after Phase III with respect to Yumanity’s lead asset.

MTS utilized the unlevered free cash flows (defined as earnings before interest and taxes (or operating income), less income tax expense, less changes in net working capital (capital expenditures and associated depreciation and amortization were deemed to be de minimis for Yumanity and were therefore not included), and disclosed in “The Merger – Financial Projections Used in Connection With the MTS Opinion” below, based on the Adjusted Yumanity Projections, that Proteostasis’ management reasonably projected Yumanity will generate during the period beginning on October 31, 2020 and ending on December 31, 2039, taking into account the sensitivity metrics described above, and assuming no terminal value based on the patent expiry date of December 31, 2039 for YTX-7739 for the Parkinson’s disease market only. The unlevered free cash flows were then discounted to present values using a range of discount rates based on Yumanity’s estimated weighted average cost of capital.

The disclosure under the heading “The Merger – Opinion of Proteostasis’ Financial Advisor – Yumanity Valuation Analysis – Publicly Trading Comparable Companies Analysis” is hereby amended and supplemented by replacing the last paragraph on page 128 and continuing onto the first table on page 129 of the Definitive Proxy Statement in their entirety with the following:

Although none of the selected companies is directly comparable to Yumanity, MTS included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Yumanity based on considerations that MTS deemed relevant in its professional judgment and experience. MTS calculated the enterprise value for the selected companies, as of August 20, 2020, by multiplying the closing price per share of common stock of such company on such date by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and deducting from that result such company’s total cash and cash equivalents. The table below shows the share price, enterprise values, and total cash and equivalents calculated for each comparable company as of August 20, 2020:

Publicly Traded Comparable Company	Enterprise Value (millions)	Total Cash & Equivalents (millions)	Share Price
Avidity Biosciences, Inc.	$863	$352	$32.28
Stoke Therapeutics, Inc.	$757	$202	$28.84
Passage Bio, Inc.	$308	$353	$14.54
Homology Medicines, Inc.	$287	$207	$10.92
Cabaletta Bio, Inc.	$161	$120	$11.69
LogicBio Therapeutics, Inc.	$162	$37	$7.97
Alterity Therapeutics Ltd.	$37	$9	$2.54

The disclosure under the heading “The Merger – Opinion of Proteostasis’ Financial Advisor – Yumanity Valuation Analysis – Publicly Trading Comparable Companies Analysis” is hereby amended and supplemented by replacing the second full paragraph and the table underneath it on page 129 of the Definitive Proxy Statement in their entirety with the following:

MTS also analyzed the pre-money enterprise valuations of the following companies that focus on preclinical through Phase I development for orphan / rare disease focused companies (along with the corresponding initial public offering date), each of which had completed an initial public offering in 2017 or later and had not released any clinical data at the time of its initial public offering, which MTS chose based on considerations that MTS deemed relevant in its professional judgment and experience:

Company	Date	Stage at IPO	Pre-Money Enterprise Valuation (million)	Pre-Money Equity Valuation (Millions)
Avidity Biosciences, Inc.	6/12/2020	Preclinical	$336	$421
Passage Bio, Inc.	2/28/2020	Preclinical	$417	$576
Cabaletta Bio, Inc.	10/25/2019	Preclinical	$122	$197
Fulcrum Therapeutics, Inc.	7/18/2019	Phase I	$252	$314
Stoke Therapeutics, Inc.	6/19/2019	Preclinical	$403	$492
Kaleido BioSciences, Inc.	2/27/2019	Preclinical	$359	$420
Alector, Inc.	2/7/2019	Phase Ia	$866	$1,174
LogicBio Therapeutics, Inc.	10/19/2018	Preclinical	$151	$169
Scholar Rock, Inc.	5/23/2018	Phase I	$228	$275
BioXcel Therapeutics, Inc.	3/8/2018	Phase Ia	$135	$136
Solid Biosciences Inc.	1/25/2018	Phase I/II	$340	$424
Denali Therapeutics Inc.	12/8/2017	Phase I	$1,236	$1,427

The disclosure under the heading “The Merger – Financial Projections Used in Connection With the MTS Opinion” is hereby amended and supplemented by replacing the fourth paragraph and the bullet point list underneath it on page 133 of the Definitive Proxy Statement in their entirety with the following:

The Yumanity Projections reflect projected U.S. revenues only and assume, among other things:

•

Patent expiry date of December 31, 2039 for YTX-7739 for Parkinson’s disease market only (and no revenue beyond 2039) and no additional revenues and expenses associated with YTX-7739 in other indications, or the development of Yumanity’s other pipeline programs;

•	Parkinson’s disease target addressable market of 12.6%;

•	YTX-7739 product for Parkinson’s disease would be launched in 2025 and peak market share achieved in the sixth year of commercialization;

•	No Yumanity net operating losses taken into account and assumes $800,000 in annual Proteostasis net operating losses; and

•	The exclusion of stock-based compensation.

The disclosure under the heading “The Merger – Financial Projections Used in Connection With the MTS Opinion” is hereby amended and supplemented by replacing the table on page 134 of the Definitive Proxy Statement in its entirety with the following:

Adjusted Yumanity Projections	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
Total Revenue	$—	$—	$—	$—	$—	$68	$150	$236	$327	$424	$526	$542	$558	$575	$592	$610	$628	$647	$666	$67
Gross Profit (1)	—	—	—	—	—	65	142	224	311	403	500	515	530	546	562	579	596	614	633	63
Total Operating Costs	(5)	(13)	(3)	(17)	(4)	(28)	(49)	(78)	(108)	(140)	(174)	(97)	(100)	(103)	(107)	(110)	(113)	(116)	(120)	(12)
Operating Income (2)	(5)	(13)	(3)	(17)	(4)	37	93	146	203	263	326	417	430	442	456	469	483	498	513	51
Taxes	—	—	—	—	—	(2)	(20)	(38)	(53)	(68)	(85)	(108)	(111)	(115)	(118)	(122)	(125)	(129)	(133)	(13)
Net Income (3)	($5)	($13)	($3)	($17)	($4)	$35	$73	$108	$150	$195	$241	$309	$318	$328	$337	$348	$358	$369	$380	$38
Change in Working Capital	—	—	—	—	—	(14)	(16)	(17)	(18)	(19)	(20)	(3)	(3)	(3)	(3)	(4)	(4)	(4)	(4)	120
Unlevered Free Cash Flow (4)	($5)	($13)	($3)	($17)	($4)	$21	$57	$91	$132	$175	$221	$306	$315	$324	$334	$344	$354	$365	$376	$158

The disclosure under the heading “The Merger – Interests of the Proteostasis Directors and Executive Officers in the Merger – Retention Incentive Awards” is hereby amended and supplemented by replacing the second paragraph on page 136 of the Definitive Proxy Statement in its entirety with the following:

On September 11, 2020, the non-employee directors of the Proteostasis Transaction Committee of the Proteostasis board of directors approved a Key Employee Retention Program (the “Retention Program”), pursuant to which the remaining five Proteostasis employees, including Ms. Chhabra and Dr. Zecevic, will receive one-time retention incentive awards (the “Retention Awards”). The purpose of the Retention Awards is to ensure the retention and continued focus of these employees, both during the pendency of and following the Closing of the Merger. The Retention Awards amounts for Ms. Chhabra and Dr. Zecevic are listed below.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning PTI, PTI’s expected cash, cash equivalents and marketable securities balance as of September 30, 2020; Yumanity Therapeutics, Inc. (“Yumanity”) and the proposed merger between PTI, Yumanity and certain other entities. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of PTI, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to obtain stockholder approval for the proposed merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed merger and the ability of each of PTI and Yumanity to consummate the merger; risks related to PTI’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; risks related to PTI’s continued listing on the Nasdaq Global Market until closing of the proposed merger; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; the risk that as a result of adjustments to the exchange ratio, PTI stockholders or Yumanity stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of PTI Common Stock relative to the exchange ratio; the risk that the conditions to payment under the contingent value rights will be not be met and that the contingent value rights may otherwise never deliver any value to PTI stockholders; risks associated with the possible failure to realize certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; the ability of PTI or Yumanity to protect their respective intellectual property rights; competitive responses to the merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the success and timing of regulatory submissions and pre-clinical and clinical trials; regulatory requirements or developments; changes to clinical trial designs and regulatory pathways; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in PTI’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 10, 2020, as updated by PTI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC, and in any other subsequent filing that PTI makes and will make with the SEC in connection with the proposed merger. PTI can give no assurance that the conditions to the merger will be satisfied. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. PTI expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between PTI, Holdings and Yumanity. On September 23, 2020, PTI filed a Registration Statement on Form S-4 (the “Form S- 4”) with the SEC, which included a preliminary proxy statement/prospectus/information statement. PTI filed Amendment No. 1 to the Form S-4 with the SEC on October 28, 2020. PTI filed Amendment No. 2 to the Form S-4 with the SEC on November 6, 2020. A definitive proxy statement/prospectus/information statement was filed with the SEC on November 12, 2020 and mailed to the stockholders of Yumanity and PTI. Each party may file other documents with the SEC in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PTI, YUMANITY THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement/prospectus/information statement and any other documents filed with the SEC on PTI’s website at http://www.proteostasis.com, by contacting PTI’s Investor Relations at (617) 225-0096 or the SEC’s website at www.sec.gov. Investors and security holders are urged to read the proxy statement, prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

PTI and its directors and executive officers, Holdings and its directors and executive officers, and Yumanity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PTI in connection with the proposed transaction. Information about the executive officers and directors of PTI and Yumanity is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of PTI is set forth in PTI’s Definitive Proxy Statement on Schedule 14A relating to the 2020 Annual Meeting of Stockholders, filed with the SEC on April 29, 2020. These documents are available free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2020	Proteostasis Therapeutics, Inc.

	By:	/s/ Janet Smart
	Name:	Janet Smart
	Title:	Senior Vice President, Legal Affairs